Counter-Intuitive Cooking Inc.

Profit and Loss

January - December 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & marketing	0.00
Social media	49.75
Total Advertising & marketing	**49.75**
Contract labor	28,751.50
Employee benefits	207.05
General business expenses	0.00
Bank fees & service charges	3,662.79
Total General business expenses	**3,662.79**
Legal & accounting services	0.00
Accounting fees	159.90
Legal Fees	70,681.36
Total Legal & accounting services	**70,841.26**
Office expenses	0.00
Office supplies	3,359.11
Shipping & postage	247.52
Software & apps	2,989.75
Total Office expenses	**6,596.38**
Supplies	0.00
Supplies & materials	56,086.98
Total Supplies	**56,086.98**
Taxes paid	450.00
Travel	0.00
Parking	28.00
Total Travel	**28.00**
Utilities	0.00
Internet & TV services	247.04
Total Utilities	**247.04**
Total Expenses	**$166,920.75**
NET OPERATING INCOME	**$ -166,920.75**
NET INCOME	**$ -166,920.75**